1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 30, 2010

Via edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Heating Oil Fund, LP Registration Statement on Form S-1 Filed October 28, 2009 and amended December 24, 2009 and April 12, 2010 Registration No. 333-162718

Dear Ms. Garnett:

On behalf of the United States Heating Oil Fund, LP  (the “Registrant”), we are providing a supplemental response as requested in a phone call on April 29, 2010 with Jerard Gibson relating to the November 23, 2009 comment letter issued by the staff in connection with the review of the Registrant’s Annual Report on Form 10-K.

The staff previously requested that the Registrant include disclosure in its periodic reports of its portfolio holdings at the end of each quarter.  The Registrant confirms that, beginning with its Quarterly Report on Form 10-Q for the period ended March 31, 2010, and each quarter thereafter, the Registrant will include in the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” the following disclosure:

Karen J. Garnett, Esq.
April 30, 2010

“On [date], USHO’s portfolio consisted of [  ] Heating Oil Futures Contracts traded on the NYMEX.  For a list of USHO’s current holdings, please see USHO’s website at www.unitedstatesheatingoilfund.com.”

At March 31, 2010, USHO held only Heating Oil Futures Contracts traded on the NYMEX; however, to the extent that USHO were to hold investments other than Heating Oil Futures Contracts traded on the NYMEX, including Futures Contracts traded on ICE Futures or Other Heating Oil Interests, such investments will be separately disclosed in the foregoing statement.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.